MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Harvest Energy Trust (the "Trust") is responsible for establishing and maintaining adequate internal control over financial reporting for the Trust. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). On October 19th, 2006 Harvest acquired North Atlantic Refining Limited ("North Atlantic") and we expanded our review of internal control over financial reporting to include a review of the design of North Atlantic’s controls over their internal reporting of financial information. North Atlantic’s total assets, net sales and earning before interest expense and income taxes constitute 30%, 29% and 9% of Harvest’s consolidated total assets, net sales, and income respectively as of and for the fiscal year ended December 31, 2006. Based on our assessment, and excluding an assessment of the effectiveness of North Atlantic’s control over their internal reporting of financial information which is planned for 2007, we have concluded that as of December 31, 2006, our internal controls over financial reporting were effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management’s assessment of the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006, has been audited by KPMG LLP, the Trust’s Independent Registered Public Accountants, who also audited the Trust’s Consolidated Financial Statements for the year ended December 31, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Harvest Operations Corp. on behalf of Harvest Energy Trust and the Unitholders of Harvest Energy Trust

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Harvest Energy Trust ("the Trust") maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Trust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Trust maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Trust acquired North Atlantic Refining Limited during 2006, and management excluded from its assessment of the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006, North Atlantic Refining Limited’s internal control over financial reporting associated with total assets of $1,727.8 million and total refined product sales of $460 million included in the consolidated financial statements of the Trust as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of the Trust also excluded an evaluation of the internal control over financial reporting of North Atlantic Refining Limited.

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2006, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 12, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 12, 2007

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

In management’s opinion, the accompanying consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 12, 2007. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

The consolidated financial statements have been examined by KPMG LLP, Independent Registered Public Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Independent Registered Public Accountants Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Public Accountants and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Trust.

John E. Zahary	Robert W. Fotheringham
President and	Vice President, Finance and
Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
March 12, 2007

AUDITORS’ REPORT

To the Unitholders of Harvest Energy Trust

We have audited the consolidated balance sheets of Harvest Energy Trust (the "Trust") as at December 31, 2006 and 2005 and the consolidated statements of income , unitholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2006 and 2005 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 12, 2007

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA – UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Trust’s financial statements, such as the change described in note 22 to the consolidated financial statements as at December 31, 2006 and 2005 and for the years then ended. Our report to the unitholders dated March 12, 2007, is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 12, 2007

CONSOLIDATED BALANCE SHEETS

As at December 31
(thousands of Canadian dollars)

	2006	2005
Assets
Current assets
Cash	$10,006	$-
Accounts receivable and other	254,151	73,766
Fair value of risk management contracts [Note 18]	17,914	21,231
Prepaid expenses and deposits	12,713	1,126
Inventories [Note 4]	30,512	-
Future income tax [Note 16]	-	22,975
	325,296	119,098

Deferred charges and other non-current assets [Note 7]	35,657	12,768
Fair value of risk management contracts [Note 18]	9,843	2,628
Property, plant and equipment [Notes 3 and 5]	4,393,832	1,130,155
Intangible assets [Note 6]	114,752	-
Goodwill [Note 3]	866,178	43,832
	$5,745,558	$1,308,481

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities [Note 8]	$294,582	$99,576
Cash distribution payable	46,397	18,544
Fair value deficiency of risk management contracts [Note 18]	26,764	65,968
	367,743	184,088

Bank loan [Note 10]	1,595,663	13,869
7 7/8% Senior notes [Note 12]	291,350	290,750
Convertible debentures [Notes 3 and 11]	601,511	44,455
Fair value deficiency of risk management contracts [Note 18]	2,885	10,449
Asset retirement obligation [Note 9]	202,480	110,693
Employee future benefits [Note 17]	12,227	-
Deferred credit	794	1,389
Future income tax [Note 16]	-	25,275

Non-controlling interest [Note 15]	-	3,179

Unitholders’ equity
Unitholders’ capital [Note 13]	3,046,876	747,312
Equity component of convertible debentures	36,070	2,639
Accumulated income	271,155	135,665
Accumulated distributions	(730,069)	(261,282)
Cumulative translation adjustment	46,873	-
	2,670,905	624,334
	$5,745,558	$1,308,481

Commitments, contingencies and guarantees [Note 21]
Subsequent events [Note 23]
See accompanying notes to these consolidated financial statements.

Approved by the Board of Directors:

((signed))
Hector J. McFadyen
Director

((signed))
Verne G. Johnson
Director

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31

(thousands of Canadian dollars, except per Trust Unit amounts)

	2006	2005
Revenue
Petroleum, natural gas, and refined product sales	$1,580,934	$667,496
Royalty expense	(200,109)	(113,002)
Risk management contracts
Realized net losses	(44,808)	(72,981)
Unrealized net gains (losses)	52,179	(45,061)
	1,388,196	436,452

Expenses
Purchased products for processing and resale	386,014	-
Operating	276,537	126,858
Transportation and Marketing	17,202	400
General and administrative [Note 14]	28,372	30,697
Transaction costs	12,072	-
Interest and other financing charges on short term debt, net	4,864	6,587
Interest and other financing charges on long term debt	78,893	29,824
Depletion, depreciation, amortization and accretion	429,470	178,956
Foreign exchange loss (gain)	21,100	(9,728)
Large corporations tax and other tax	(9)	134
Future income tax recovery [Note 16]	(2,300)	(32,371)
Non-controlling interest [Notes 15]	(65)	149
	1,252,150	331,506
Net income for the year	$136,046	$104,946

Net income per trust unit, basic [Note 13]	$1.34	$2.25
Net income per trust unit, diluted [Note 13]	$1.33	$2.19

See accompanying notes to these consolidated financial statements.

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY
For the Years Ended December 31
(thousands of Canadian dollars)

		Equity
		Component of			Cumulative
	Unitholders’	Convertible	Accumulated	Accumulated	Translation
	Capital	Debentures	Income	Distributions	Adjustment	Total
At December 31, 2004	$465,524	$116	$30,719	$(97,110)	$-	$399,249
Issued for cash	175,001	-	-	-	-	175,001
Equity component of 6.5% series of
convertible debentures issuance	-	4,720	-	-	-	4,720
Convertible debenture conversions
9% debentures due 2009	8,924	(3)	-	-	-	8,921
8% debentures due 2009	11,383	(85)	-	-	-	11,298
6.5% debentures due 2010	33,585	(2,109)	-	-	-	31,476
Exchangeable share retraction
[Note 15]	3,865	-	-	-	-	3,865
Exercise of unit appreciation rights
and other	12,084	-	-	-	-	12,084
Issue costs	(9,949)	-	-	-	-	(9,949)
Net income	-	-	104,946	-	-	104,946
Distributions	46,895	-	-	(164,172)	-	(117,277)

At December 31, 2005	747,312	2,639	135,665	(261,282)	-	624,334
Issued in exchange for assets of
Viking [Note 3(c)]	1,638,131	-	-	-	-	1,638,131
Issued for cash
August 17, 2006	230,118	-	-	-	-	230,118
November 22, 2006	258,848	-	-	-	-	258,848
Equity component of convertible
debenture issuances
10.5% debentures due 2008	-	9,301	-	-	-	9,301
6.40% debentures due 2012	-	14,822	-	-	-	14,822
7.25% debentures due 2013	-	11,800	-	-	-	11,800
Convertible debenture conversions
9% debentures due 2009	551	-	-	-	-	551
8% debentures due 2009	1,550	(12)	-	-	-	1,538
6.5% debentures due 2010	3,563	(223)	-	-	-	3,340
10.5% debentures due 2008	10,761	(2,238)	-	-	-	8,523
6.40% debentures due 2012	231	(19)	-	-	-	212
Exchangeable share retraction
[Note 15]	2,648	-	(556)	-	-	2,092
Exercise of unit appreciation rights
and other	12,034	-	-	-	-	12,034
Issue costs	(26,414)	-	-	-	-	(26,414)
Foreign currency translation
adjustment	-	-	-	-	46,873	46,873
Net income	-	-	136,046	-	-	136,046
Distributions and distribution
reinvestment plan	167,543	-	-	(468,787)	-	(301,244)
At December 31, 2006	$3,046,876	$36,070	$271,155	$(730,069)	$46,873	$2,670,905

See accompanying Notes to these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31

(thousands of Canadian dollars)

	2006	2005
Cash provided by (used in)
Operating Activities
Net income for the year	$136,046	$104,946
Items not requiring cash
Depletion, depreciation and accretion	429,470	178,956
Unrealized foreign exchange loss (gain)	23,956	(8,588)
Non-cash interest expense	1,577	535
Amortization of deferred finance charges	8,432	4,853
Unrealized loss (gain) on risk management contracts [Note 18]	(52,179)	45,061
Future income tax recovery	(2,300)	(32,371)
Non-controlling interest	(65)	149
Unit based compensation expense	775	16,302
Amortization of office lease premiums and deferred rent expense	(161)	-
Employee benefit obligation	(328)	-
Settlement of asset retirement obligations [Note 9]	(9,186)	(4,146)
Change in non-cash working capital [Note 20]	(28,152)	(22,519)
	507,885	283,178

Financing Activities
Issue of Trust Units, net of issue costs	463,160	167,256
Issue of convertible debentures, net of issue costs [Note 11]	363,742	71,777
Redemption of exchangeable shares [Note 15]	(1,022)	-
Bank borrowings, net [Note 10]	1,452,138	(61,650)
Financing costs	(13,071)	(2,196)
Cash distributions	(273,392)	(107,091)
Change in non-cash working capital [Note 20]	(12,604)	(1,035)
	1,978,952	67,061

Investing Activities
Additions to property, plant and equipment	(398,292)	(120,508)
Business acquisitions	(2,044,640)	(237,783)
Property acquisitions	(65,773)	(4,052)
Property dispositions	20,856	2,177
Increase in other non-current assets	(165)	-
Change in non-cash working capital [Note 20]	10,886	9,927
	(2,477,128)	(350,239)

Change in cash and cash equivalents	9,709	-

Effect of exchange rate changes on cash	297	-

Cash and cash equivalents, beginning of year	-	-

Cash and cash equivalents, end of year	$10,006	$-

Interest paid	$53,434	$30,771
Large corporation tax and other tax paid	$862	$2,079

See accompanying notes to these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(tabular amounts in thousands of Canadian dollars, except Trust Unit, and per Trust Unit amounts)

1.     Structure of the Trust

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta on July 10, 2002 and is governed pursuant to the Amended and Restated Trust Indenture dated February 3, 2006 between Harvest Operations Corp. ("Harvest Operations"), a wholly owned subsidiary and manager of the Trust, and Valiant Trust Company as Trustee (the "Trust Indenture"). The purpose of the Trust is to indirectly exploit, develop and hold interests in petroleum and natural gas properties and refining and marketing assets through investments in the securities of its subsidiaries and net profits interests in petroleum and natural gas properties. The beneficiaries of the Trust are the holders of its Trust Units (the "Unitholders") who receive monthly distributions from the Trust’s net cash flow from its various investments after the provision for interest due to the holders of convertible debentures. Pursuant to the Trust Indenture, the Trust is required to distribute 100% of its taxable income to its Unitholders each year and to comply with the mutual fund trust requirements of the Income Tax Act (Canada). The Trusts’ activities are limited to holding and administering permitted investments and making distributions to its Unitholders.

The business of the Trust is carried on by Harvest Operations and other operating subsidiaries of the Trust, including North Atlantic Refining General Partnership. The activities of Harvest Operations and the Trust’s subsidiaries are financed through interest bearing notes from the Trust, net profit interests issued to the Trust, and third party debt such as the bank debt and the 7 7/8% senior notes.

The net profit interests are determined pursuant to the terms of each respective net profit interest agreement. The Trust is entitled to net profit interests equal to the amount by which 99% of the gross proceeds from the sale of production from petroleum and natural gas properties exceed 99% of certain deductible expenditures. Under the terms of the net profits interests agreements, deductible expenditures may include discretionary amounts to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of the operating subsidiaries.

References to "Harvest" refers to the Trust on a consolidated basis. References to "North Atlantic" refers to North Atlantic Refining General Partnership and it subsidiaries, all of which are 100% owned by Harvest.

2.     Significant Accounting Policies

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in certain respects from accounting principles generally accepted in the United States of America ("U.S. GAAP") and to the extent that the differences materially affect Harvest, they are described in Note 22.

(a)   Consolidation

These consolidated financial statements include the accounts of Harvest and its subsidiaries. All inter-entity transactions and balances have been eliminated upon consolidation.

(b)   Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation and accretion expense, asset retirement obligations, fair value of risk management contracts, employee future benefits and amounts used in the impairment tests for intangible assets, goodwill, inventory and property, plant and equipment are based on estimates. These estimates include petroleum and natural gas reserves, future petroleum and natural gas prices, future interest rates and future costs required to develop those reserves as well as other fair value assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be material.

(c)   Revenue Recognition

Revenues associated with the sale of crude petroleum, natural gas, natural gas liquids and refined products are recognized when title passes to customers and payment has either been received or collection is reasonably certain. Concurrent with the recognition of revenue from the sale of refined products and included in purchased products for resale and processing are associated transportation charges. Revenues for retail services are recorded when the services are provided.

The sales price of residential home heating fuels and automotive gasoline and diesel within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Products Act. The Petroleum Products Pricing Commissioner sets the maximum wholesale and retail prices that a wholesaler and a retailer may charge and sets the maximum mark-up between the wholesale price to the retailer and the retail price to the consumer. Prices are set biweekly using a price adjustment formula based on an allowable premium above Platt’s with an interruption formula. The full effect of rate regulation is reflected in the product sales revenue as recorded by Harvest.

(d)   Inventories

Inventories are carried at the lower of cost or net realizable value. The costs of in process inventory are determined using the weighted average cost method. The costs of purchased goods and petroleum products held for resale are determined under the first in, first out method. The costs of parts and supplies inventories are determined under the average cost method.

(e)   Joint Venture and Partnership Accounting

The subsidiaries of Harvest conduct substantially all of their petroleum and natural gas production activities through joint ventures and through partnerships. The consolidated financial statements reflect only Harvest’s proportionate interest in such activities.

(f)   Property, Plant, and Equipment

Petroleum and Natural Gas

Harvest follows the full cost method of accounting for its petroleum and natural gas activities. All costs of acquiring petroleum and natural gas properties, whether productive or unproductive, related development costs, and overhead charges directly related to these activities, are capitalized and accumulated in one cost centre. Maintenance and repair costs that do not extend or enhance the recoverable reserves are charged against income.

Proceeds from the sale of petroleum and natural gas properties are applied against capital costs. Gains and losses are not recognized on the disposition of petroleum and natural gas properties unless that disposition would alter the rate of depletion and depreciation by 20% or more.

Provision for depletion and depreciation of petroleum and natural gas assets is calculated using the unit-of-production method, based on proved reserves net of royalties as evaluated by independent petroleum engineers. The cost basis used for the depletion and depreciation provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of petroleum, reflecting the approximate relative energy content.

Harvest places a limit on the aggregate carrying amount of property, plant and equipment associated with petroleum and natural gas activities which may be amortized to depletion and depreciation in future periods. Impairment is recognized when the carrying amount of the petroleum and natural gas assets exceeds the sum of the undiscounted future cash flows expected from the proved reserves.

To recognize impairment, Harvest would then measure the amount of impairment by comparing the carrying amounts of the petroleum and natural gas assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves using Harvest’s risk-free discount rate. Any excess carrying amount above the net present value of Harvest’s future cash flows would be a permanent impairment and reflected as a charge to net income for the period.

Cash flows are calculated based on future price estimates, adjusted for Harvest’s contractual arrangements related to pricing and quality differentials.

The cost of unproved properties is excluded from the impairment test calculation described above and subject to a separate impairment test. An impairment of unproved properties is recognized when the cost base exceeds the fair value determined by a reference to market prices, historical experience or a third party independent evaluator. There were no impairment write downs for petroleum and natural gas assets for the years ended December 31, 2006 and 2005.

Refining and Marketing

Property, plant and equipment related to the refining assets are recorded at cost. Depreciation of recorded cost less salvage value is provided on a straight-line basis over the estimated useful life of the assets as set out below. Any gains or losses on disposal of individual assets are recognized in the year of disposal.

Asset	Period

Refining and production plant:
Processing equipment	5 – 25 years
Structures	15 – 20 years
Catalysts	2 – 5 years
Tugs	25 years
Vehicles	2-5 years

Maintenance and repair costs including major maintenance activities, are expensed as incurred. Improvements that increase or prolong the service life or capacity of an asset are capitalized.

Property, plant and equipment related to refining assets are tested for recovery whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Property, plant and equipment related to refining assets are not recoverable if their carrying amounts exceed the sum of the undiscounted cash flows expected to result from their use and eventual disposition. If property, plant and equipment related to refining assets are not recoverable, an impairment loss is recognized in an amount by which their carrying amount exceed their fair value, with fair value determined based on discounted estimated net cash flows. There was no impairment write-down for refining assets for the year ended December 31, 2006.

(g)   Goodwill and Other Intangible assets

Goodwill is recognized when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of the acquired business. Goodwill is carried at cost less impairment and is not amortized. The carrying amount of goodwill is assessed for impairment annually at year-end, or more frequently if events occur that could result in an impairment. The goodwill impairment test is a two step test. In the first step, the carrying amount of the assets and liabilities, including goodwill, is compared to the fair value of the reporting unit. The fair value of a reporting unit is determined by calculating the present value of the expected future cash flows from the reporting unit. If the fair value is less than the carrying amount of the reporting unit, a potential impairment of goodwill may exist requiring the second test to be performed. Impairment is measured by allocating the fair value of the reporting unit, as determined in the first test, over the identifiable assets and liabilities. The excess of the fair value of the reporting unit over the fair value of the identifiable assets and liabilities represents the fair value of goodwill. The excess of the book value of goodwill over this implied fair value is then recognized as an impairment and charged to income in the period in which it occurs. There were no impairment write-downs for each of the years ended December 31, 2006 and 2005.

Intangible assets with determinable useful lives are amortized using the straight line method over the estimated lives of the assets, which range from 5–20 years. The amortization methods and estimated service lifes are reviewed annually. The carrying amounts of intangible assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangibles are not recoverable if their carrying amounts exceed the sum of the undiscounted cash flows expected to result from their use and eventual disposition. If intangibles are not recoverable, an impairment loss is recognized in an amount by which their carrying amount exceeds their fair value, with fair value determined based on discounted estimated net cash flows. There was no impairment write-down for the year ended December 31, 2006.

(h)   Asset Retirement Obligations

Harvest recognizes the fair value of any asset retirement obligations as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and normal use of the assets. Harvest uses a credit-adjusted risk free discount rate to estimate this fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using the method described under "Property, Plant and Equipment". Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each subsequent period to reflect the passage of time and changes in the timing and amount of estimated future cash flows underlying the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

(i)   Income Taxes

Under the Income Tax Act (Canada) the Trust and its trust subsidiary entities are taxable only on income that is not distributed or distributable to their Unitholders. As both the Trust and its Trust subsidiaries distribute all of their taxable income to their respective Unitholders pursuant to the requirements of their trust indentures, neither the Trust nor its trust subsidiaries make provisions for future income taxes.

Harvest follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the corporate subsidiaries and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(j)   Unit-based Compensation

Harvest determines compensation expense for the Trust Unit Rights Incentive Plan ("Trust Unit Incentive Plan") and the Unit Award Incentive Plan ("Unit Award Incentive Plan") by estimating the intrinsic value of the rights at each period end and recognizing the amount in income over the vesting period. After the rights have vested, further changes in the intrinsic value are recognized in income in the period of change.

The intrinsic value is the difference between the market value of the Units and the exercise price of the right in the case of the Trust Unit Incentive Plan, and in the case of the Unit Award Incentive Plan the market value of the Units represents the intrinsic value of the Award. Under the Trust Unit Incentive Plan, the intrinsic value method is used as participants in the plan have the option to either purchase the Units at the exercise price or to receive a cash payment or Trust Unit equivalent, equal to the excess of the market value of the Units over the exercise price. Under the Unit Award Incentive Plan participants have the option upon exercise to receive a cash payment or Trust Unit equivalent, equal to the value of awards outstanding, which is equivalent to the market value of the Units.

(k)   Non-controlling interest

Non-controlling interest represents the exchangeable shares issued by Harvest Operations to third parties which are ultimately only exchangeable for Units of the Trust. These exchangeable shares were issued as partial consideration for a corporate acquisition during the year ended December 31, 2004. Non-controlling interest on the consolidated balance sheet is recognized based on the fair value of the exchangeable shares on issuance together with a portion of Harvest’s accumulated earnings or loss attributable to the non-controlling interest subsequent to their issuance. Net income or loss is reduced for the portion of earnings or losses attributable to the non-controlling interest. As the exchangeable shares are converted to Trust Units, the non-controlling interest on the consolidated balance sheet is reduced on a pro-rata basis together with a corresponding increase in Unitholders’ capital. During the year ended December 31, 2006, all of the exchangeable shares were converted to units of the Trust, therefore, as at December 31, 2006 all of the non-controlling interest has been eliminated.

(l)   Deferred Charges

Deferred charges relate to costs incurred on the issuance of bank loans, 7 7/8% senior notes and the convertible debentures and are amortized over the term of the related debt to interest expense.

(m)   Financial Instruments

(i)   Risk Management Contracts

Harvest is exposed to market risks resulting from fluctuations in commodity prices, power prices and currency exchange rates in the normal course of its business. Harvest may use a variety of instruments to manage these exposures. For transactions where hedge accounting is not applied, Harvest accounts for such instruments using the fair value method by initially recording an asset or liability, and recognizing changes in the fair value of the instruments in income as unrealized net gains or losses on risk management contracts. Where Harvest has a fixed price physical commodity sales contract, it is also recorded at fair value. Fair values of financial instruments are determined from third party quotes or valuations provided by independent third parties. Any realized gains or losses on risk management contracts are recognized in income as realized net gains or losses on risk management contracts in the period they occur.

Harvest may elect to use hedge accounting when there is a high degree of correlation between the price movements in the financial instruments and the items designated as being hedged and has documented the relationship between the instruments and the hedged item as well as its risk management objective and strategy for undertaking hedge transactions. At December 31, 2006 and 2005, Harvest had not designated any of its outstanding financial instruments as hedges.

(ii)  Convertible debentures

Harvest presents outstanding convertible debentures in their debt and equity component parts on the consolidated balance sheet.

The debt component represents the total discounted present value of the semi-annual interest obligations to be satisfied by cash and the principal payment due at maturity, using the rate of interest that would have been applicable to a non-convertible debt instrument of comparable term and risk at the date of issue. Typically, this results in an accounting value assigned to the debt component of the convertible debentures which is less than the principal amount due at maturity. The debt component presented on the balance sheet increases over the term of the relevant debenture to the full face value of the outstanding debentures at maturity. The difference is reflected as increased interest expense with the result that adjusted interest expense reflects the effective yield of the debt component of the convertible debentures.

The equity component of the convertible debentures is presented under "Unitholders’ Equity" in the consolidated balance sheet. The equity component represents the value ascribed to the conversion right granted to the holder, which remains a fixed amount over the term of the related debentures. Upon conversion of the debentures into Units by the holders, a proportionate amount of both the debt and equity components are transferred to Unitholders’ capital.

(n)   Employee Future Benefits

North Atlantic maintains defined benefit and defined contribution plans and provides certain post-retirement health care benefits, which cover the majority of its employees and their surviving spouses.

(i)   Defined Contribution Plan

Under the defined contribution plan, the annual contribution of each participating employee’s pensionable earnings is as follows:

Employee category	2006

Permanent	5.0%
Part-time	2.5%

The contributions associated with the defined contribution plan is expensed as incurred.

(ii)  Defined Benefit Plans

The cost of providing the defined benefits and other post-retirement benefits is actuarially determined based upon an independent actuarial valuation using management’s best estimates of discount rates, rate of return on plan assets, rate of compensation increase, retirement ages of employees, and expected health care costs. The cost of pensions earned by employees is actuarially determined using the projected benefit method prorated on credited service. Funding of the defined benefit pension plans complies with Canadian federal and provincial regulations, and requires contributions to the plans be made based on independent actuarial valuation. Pension plan assets are measured at fair values with the difference between the fair value of the plan assets and the total employee benefit obligation recorded on the balance sheet. For the purpose of calculating the expected return on assets, the fair value of the plan assets is used.

The defined benefit plans provide benefits based on length of service and the best five years of the last ten years’ average earnings. There is no recognition or amortization of actuarial gains or losses less than 10% of the greater of the accrued benefit obligations and the fair value of plan assets for the defined benefit pension plans. Actuarial gains and losses over 10% are amortized on a straight-line basis over the average remaining service period of the plan participants. Actuarial gains or losses related to the other post-retirements benefits are recognized in income immediately. Past service costs are amortized on a straight-line basis over the expected average remaining service life of plan participants.

(o)   Currency Translation

Monetary assets and liabilities denominated in a currency other than Canadian dollars are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses denominated in a foreign currency are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

Harvest’s investment in a subsidiary with a functional currency denominated in a currency other than the Canadian dollars is translated using the current rate method as the subsidiary is considered a self-sustaining operation. Gains and losses resulting from this translation are recorded in the cumulative translation adjustment in unitholders’ equity.

(p)   Rate Regulation

The sales price of residential home heating fuels and automotive gasoline and diesel within the Province of Newfoundland and Labrador is subject to regulation under the Petroleum Products Act. The Petroleum Products Pricing Commissioner sets the maximum mark-up between the wholesale price to the retailer and the retail price to the consumer. The full effect of rate regulation is reflected in the product sales revenue as recorded.

3.     Business Acquisitions

(a)   North Atlantic Refining Limited

On October 19, 2006, Harvest acquired all of the issued and outstanding shares of North Atlantic Refining Limited for $1.6 billion plus certain working capital and other adjustments. The principal asset of North Atlantic Refining Limited is a medium gravity, sour-crude hydrocracking refinery. North Atlantic Refining Limited also operates a marketing division which includes gas stations, a home heating business and other ancillary services. The results of operations of North Atlantic have been included in the consolidated financial statements since its acquisition on October 19, 2006.

The aggregate consideration for the acquisition of North Atlantic consists of the following:

Consideration for the acquisition:	Amount
Cash paid	$1,592,793
Acquisition costs	5,000
$1,597,793

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess of the aggregated consideration over the fair value of the identifiable net assets allocated to goodwill. These amounts are estimates made by management based on currently available information. The following summarizes the aggregate consideration for the North Atlantic acquisition:

Amount
Net working capital (including cash of $22,464)	$581
Inventory	36,137
Property, plant and equipment	1,254,696
Intangible assets (Note 6)	111,977
Long-term receivables	2,729
Goodwill	203,876
Funding deficiency of pension and other benefit plans	(12,203)
$1,597,793

Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

(b)   Birchill Energy Limited ("Birchill")

On July 26, 2006, Harvest signed a binding agreement to purchase all of the issued and outstanding shares of Birchill on August 15, 2006 for $446.8 million net of working capital adjustments and transaction costs. The results of operations of Birchill have been included in the consolidated financial statements since the time of effective control, July 26, 2006.

The aggregate consideration for the acquisition of Birchill consists of the following:

Consideration for the acquisition:	Amount
Cash paid, net of expected working capital recoveries	$445,538
Acquisition costs	1,309
$446,847

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration for the Birchill acquisition.

Consideration for the acquisition:	Amount
Net working capital deficiency (including nil cash)	$(14,755)
Property, plant and equipment	462,821
Asset retirement obligation	(1,219)
$446,847

The above amounts are estimates made by management based on currently available information. Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

(c)   Viking Energy Royalty Trust ("Viking")

On February 3, 2006, the unitholders of Harvest and Viking voted to approve a resolution to effect the Plan of Arrangement (the "Plan of Arrangement") by which unitholders of Viking received 0.25 Harvest Trust Units for every Viking Trust Unit held, and Harvest acquired all of the assets and assumed all of the liabilities of Viking for total consideration of approximately $1,638.1 million plus assumption of debt. This amount consisted of the issuance of 46,040,788 Trust Units [Note 13(b)] at an ascribed value of $35.58 per Trust Unit, based on the weighted average trading price of the Harvest Trust Units before and after the announcement date of November 28, 2005. Pursuant to the terms and conditions of Vikings’ convertible debenture indenture, Harvest’s acquisition of Viking’s net assets resulted in Harvest assuming the obligations of Viking’s convertible debentures, including the adjustment of the conversion ratio to reflect the 0.25 Harvest Trust Unit for each Viking Trust Unit exchange ratio.

The aggregate consideration for the acquisition of Viking consists of the following:

Consideration for the acquisition:	Amount
Ascribed value of Trust Units issued	$1,638,131
Bank debt assumed	106,247
Convertible debentures assumed	-
Debt component	202,232
Equity component	24,123
Acquisition costs	4,600
$1,975,333

This transaction has been accounted for using the purchase method whereby the assets acquired and the liabilities assumed are recorded at their fair values with the excess of the aggregate consideration over the fair value of the identifiable net assets allocated to goodwill. The following summarizes the allocation of the aggregate consideration for the Viking acquisition.

Allocation of purchase price:	Amount
Net working capital deficiency (including nil cash)	$(31,297)
Property, plant and equipment	1,455,000
Fair value deficiency of risk management contracts	(1,224)
Fair value of office lease (Note 6)	931
Goodwill	612,416
Asset retirement obligation	(60,493)
$1,975,333

Effective February 3, 2006, the results of Viking have been included in the consolidated financial statements.

(d) Hay River

On August 2, 2005, Harvest acquired a partnership with certain petroleum and natural gas producing properties for total cash consideration of $237.8 million. The results have been included in the consolidated financial statements as of the closing date.

This transaction was accounted for using the purchase method. The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Allocation of purchase price:	Amount
Working capital deficiency	$(2,644)
Property, plant and equipment	244,995
Asset retirement obligation	(4,568)
Total cash consideration	$237,783

4.     Inventories

Inventories consist of the following:

December 31, 2006
Petroleum products	$19,513
Parts and supplies	10,999
Total inventories, net	$30,512

For the year ended December 31, 2006 and 2005, inventory included lower of cost or market write-downs of $0.3 million and nil, respectively. Such write-down amounts were included as costs in "purchased products for resale and processing" in the consolidated statements of income. There was no inventory for the year ended December 31, 2005.

5.     Property, Plant and Equipment

	December 31, 2006		December 31, 2005
	Petroleum and	Refining and
	natural gas	marketing	Total	Total (1)
Cost	$3,801,054	$1,313,978	$5,115,032	$1,438,661
Accumulated depletion and
depreciation	(706,540)	(14,660)	(721,200)	(308,506)
Net book value	$3,094,514	$1,299,318	$4,393,832	$1,130,155

(1) In 2005, only petroleum and natural gas activities

General and administrative costs of $12.1 million (2005 – $7.1 million) have been capitalized during the year ended December 31, 2006, of which $3.0 million (2005 - $3.7 million) relate to the Trust Unit Incentive Plan and the Unit award incentive plan.

All costs, except those associated with undeveloped properties and assets under construction, are subject to depletion and depreciation at December 31, 2006 including future development costs of $289.2 million (2005 – $183.5 million). Undeveloped properties of $12.0 million were excluded from the asset base subject to depletion at December 31, 2005 (no amounts excluded for December 31, 2006). Refining and marketing assets under construction of $5.5 million were excluded from the asset base subject to depletion at December 31, 2006 (no amounts excluded for December 31, 2005).

The petroleum and natural gas future prices used in the impairment test for petroleum and natural gas assets were obtained from third party engineers and were adjusted for contractual arrangements relating to pricing and quality differentials specific to Harvest. Based on these assumptions, the undiscounted future net revenue from Harvest’s proved reserves exceed the carrying amount of its petroleum and natural gas assets as at December 31, 2006 and 2005, and therefore no impairment was recorded in either of the periods ended on these dates.

Benchmark prices and U.S.$/Cdn.$ exchange rate assumptions reflected in the impairment test as at December 31, 2006 were as follows:

	WTI Oil(1)	Foreign	Edmonton Light Crude Oil(1)	AECO Gas(1)
Year	(US$/barrel)	Exchange Rate	(CDN$ barrel)	(CDN$/Gigajoule)
2007	62.50	0.87	70.80	6.85
2008	61.20	0.87	69.30	7.05
2009	59.80	0.87	67.70	7.40
2010	58.40	0.87	66.10	7.50
2011	56.80	0.87	64.20	7.70
Thereafter (escalation)	2.0%	0%	2.0%	2.0%

(1) Actual prices used in the impairment test were adjusted for commodity price differentials specific to Harvest

6.     Intangible Assets [see note 3(a)]

	December 31, 2006
	Cost	Accumulated Amortization	Net book value
Engineering drawings	$103,721	$1,080	$102,641
Marketing contracts	7,214	105	7,109
Customer lists	4,368	92	4,276
Fair value of office lease	931	205	726
Total	$116,234	$1,482	$114,752

7.     Deferred Charges and Other Non-Current Assets

	December 31, 2006	December 31, 2005
Financing costs, net of amortization	$31,269	$11,064
Discount on senior notes, net of amortization	1,408	1,704
Minimum lease payments receivable	4,618	-
Less unearned finance income on lease receivable	(235)	-
	$37,060	$12,768
Less current portion of minimum lease payments receivable (1)	(1,403)	-
Total	$35,657	$12,768

(1) Included in accounts receivable and other

8.     Accounts Payable and Accrued Liabilities

	December 31, 2006	December 31, 2005
Trade accounts payable	$111,837	$22,484
Accrued interest	14,367	4,959
Trust Unit Incentive Plan and Unit Award
Incentive Plan [Note 14]	6,442	17,828
Premium on price risk management contracts	-	462
Other accrued liabilities	161,936	53,843
Total	$294,582	$99,576

9.     Asset Retirement Obligation

Harvest’s asset retirement obligations result from its net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities and the estimated costs and timing to reclaim and abandon them. Harvest estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $672 million which will be incurred between 2007 and 2055. The majority of the costs will be incurred between 2025 and 2035. A credit-adjusted risk-free discount rate of 10% and inflation rate of approximately 2% (2005 - 1%) were used to calculate the fair value of the asset retirement obligations at the time they were initially set-up. Upward revisions and new obligations are discounted using a revised credit adjusted risk-free discount rate of 8%.

A reconciliation of the asset retirement obligations is provided below:

	December 31, 2006	December 31, 2005

Balance, beginning of year	$110,693	$90,085
Incurred on acquisition of Hay River	-	4,568
Incurred on acquisition of Viking	60,493	-
Incurred on acquisition of BEL	1,219	-
Liabilities incurred	2,763	2,760
Revision of estimates	20,544	8,656
Liabilities settled	(9,186)	(4,146)
Accretion expense	15,954	8,770
Balance, end of year	$202,480	$110,693

Harvest has a gross asset retirement obligations of approximately $14.7 million relating to the refining and marketing assets that is expected to be settled after 2081. Due to the long time period prior to settlement, the discounted value today is immaterial and has not been recorded.

10.  Bank Loan

At December 31, 2006, Harvest had $1,306.0 million drawn under its three year revolving credit facilities, of which $763.0 million is payable in U.S. dollars, and $289.7 million drawn under its $350 million Senior Secured Bridge Facility. At December 31, 2005, Harvest had $13.9 million drawn under a $400 million credit facility.

On February 1, 2007, Harvest issued 6,146,750 Trust Units and 200,000 convertible debentures for total net proceeds of $328.6 million which was used to fully repay the remaining $289.7 million outstanding on the Senior Secured Bridge Facility with the remainder applied to the three year extendible revolving facility.

The $400 million credit facility consisted of a $375 million production facility plus a $25 million operating facility. This credit facility enabled funds to be borrowed, repaid and re-borrowed within the term that was extendible for an additional 364 day period on an annual basis with the consent of the lenders. If the term was not extended, the credit facilities would have converted to a 366 day non-revolving term loan with no repayments due until August 2, 2007. Amounts borrowed under the production and operating facilities bore interest at a floating rate based on the prime rate plus a range of 0 to 225 basis points depending on the type of borrowing and Harvest’s debt to annualized cash flow ratio, as defined in the credit agreement. Availability under this facility was subject to a reserve based borrowing calculation performed by the lenders at least on a semi-annual basis. This facility was repaid on February 3, 2006 with proceeds from a new credit facility entered into concurrent with the closing of the acquisition of Viking.

On February 3, 2006, Harvest entered into a credit agreement which established a $750 million three year extendible revolving credit facility. With the consent of the lenders, this facility could be extended on an annual basis for an additional 364 days, and was capable of increasing to $900 million by way of a secondary syndication. On March 31, 2006, a secondary syndication was completed with an increase in the facility to $900 million and a maturity date of March 31, 2009. The credit facility was secured by a $1.5 billion first floating charge over all of the assets of Harvest’s operating subsidiaries. Amounts borrowed under this facility bore interest at a floating rate based on bankers’ acceptances plus a range of 65 to 115 basis points depending on Harvest’s ratio of senior debt (excluding convertible debentures) to its earnings before interest, taxes, depletion, amortization and other non-cash amounts ("EBITDA"). Availability under this facility was subject to the following quarterly financial covenants:

Senior debt to EBITDA	3.0 to 1.0 or less
Total debt to EBITDA	3.5 to 1.0 or less
Senior debt to Capitalization	50% or less
Total debt to Capitalization	55% or less

On October 19, 2006, Harvest entered into an amended and restated credit agreement with its lenders which increased its three year extendible revolving credit facility from $900 million to $1.4 billion and established a $350 million Senior Secured Bridge Facility. The terms and conditions of the Three Year Extendible Revolving Credit Facility remained unchanged except for changes to the security pledged and the addition of a 15 basis point additional fee applicable so long as the Senior Unsecured Bridge Facility was outstanding. The amended and restated credit agreement required Harvest to increase the first floating charge over all of the assets of Harvest’s operating subsidiaries to $2.5 billion plus grant a first mortgage security interest on the refinery assets of North Atlantic. The $350 million Senior Secured Bridge Facility provided Harvest with a single draw on this facility within five days of the closing of its acquisition of North Atlantic and, subject to the repayment requirements of the $450 million Senior Unsecured Bridge Facility, requires repayments equivalent to the net proceeds from an issuance of equity or equity like securities including convertible debentures and, in all events, repayment in full within 18 months of the initial draw. Harvest was entitled to make additional repayments on the $350 million Senior Secured Bridge Facility without penalty or notice.

On October 19, 2006, Harvest also entered into a further credit agreement that established a $450 million Senior Unsecured Bridge Facility which provided for only a single draw on the facility within five days of the closing of its acquisition of North Atlantic and requires repayments equivalent to the net proceeds from an issuance of equity or equity like securities including convertible debentures and repayment in full within 6 months of the initial draw. Amounts borrowed under this facility bear interest at a floating rate based on bankers’ acceptances plus a range of 230 to 280 basis points depending on the Harvest senior debt to EBITDA ratio as set forth in the amended and restated credit agreement.

On October 19, 2006, North Atlantic entered into an amended and restated credit agreement that provides for a $10 million demand operating line of credit to finance its receivables and inventory in the Province of Newfoundland and Labrador as well as support periodic cash management market transactions. This facility is secured by a guarantee from Harvest Operations Corp. with amounts borrowed bearing interest at the bank’s prime lending rate.

On October 19, 2006, Harvest drew the full amount of the $450 million Senior Unsecured Credit Facility as well as the full amount of the $350 million Senior Secured Credit Facility plus $789.8 million from the Three Year Extendible Revolving Credit Facility to close the purchase of North Atlantic (see note 3(a)).

On November 20, 2006, Harvest and its lenders amended the credit agreement to enable the first $100 million of the net proceeds from an offering of Trust Units and convertible debentures on November 22, 2006 to be retained by Harvest for general purposes. On November 22, 2006 Harvest issued 9,499,000 trust units and 379,500 convertible debentures for total net proceeds of $610.2 million, of which $450 million was used to fully repay the Senior Unsecured Bridge Facility, $60.3 million was applied against the $350 million Senior Secured Bridge Facility and the remainder was applied against the three year extendible revolving facility.

For the year ended December 31, 2006 Harvest paid interest at an average rate of 4.86% (2005 – 4.75%) and 6.07% (2005 – 6.39%) for the Canadian and U.S amounts drawn, respectively.

11.  Convertible Debentures

Harvest has six series of convertible unsecured subordinated debentures outstanding. Interest on the debentures is payable semi-annually in arrears in equal installments on dates prescribed by each series. The debentures are convertible into fully paid and non-assessable Trust Units, at the option of the holder, at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by Harvest for redemption. The conversion price per Trust Unit is specified for each series and may be supplemented with a cash payment for accrued interest and in lieu of any fractional Trust Units resulting from the conversion.

The debentures may be redeemed by Harvest at its option in whole or in part prior to their respective maturity dates. The redemption price for the first redemption period is at a price equal to $1,050 per debenture and at $1,025 per debenture during the second redemption period. Any redemption will include accrued and unpaid interest at such time. Harvest may elect to settle the principal due at maturity or on redemption and periodic interest payments in the form of Trust Units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date.

The following is a summary of the six series of convertible debentures.

Conversion
	price / Trust			Second redemption
Series	Unit	Maturity	First redemption period	period
9% Debenture Due 2009	$ 13.85	May 31, 2009	Jun. 1/07-May 31/08	Jun. 1/08-May. 30/09
8% Debenture Due 2009	$ 16.07	Sept. 30, 2009	Oct. 1/07-Sept. 30/08	Oct. 1/08-Sept. 29/09
6.5% Debenture Due 2010	$ 31.00	Dec. 31, 2010	Jan. 1/09-Dec. 31/09	Jan. 1/10-Dec. 30/10
10.5%(2) Debenture Due 2008	$ 29.00	Jan.31, 2008	Feb. 1/06-Jan. 31/07	Feb. 1/07-Jan. 30/08
6.40%(1)(2) Debenture Due 2012	$ 46.00	Oct. 31, 2012	Nov. 1/08-Oct. 31/09	Nov. 1/09-Oct. 31/10
7.25%(3) Debenture Due 2013	$ 32.20	Sept. 30, 2013	Oct. 1/09-Sept. 30/10	Oct. 1/10-Sept. 30/11

(1) This series of convertible debentures may also be redeemed by Harvest at a price of $1,000 per debenture on or after November 1, 2009 until maturity.

(2) The fair value, including the equity component, of the 10.5% convertible debentures and the 6.40% convertible debentures at acquisition on February 3, 2006 was $44.8 million and $181.5 million, respectively.

(3) This series of convertible debentures may also be redeemed by Harvest at a price of $1,000 per debenture on or after October 1, 2011 until maturity.

The following table summarizes the face value, carrying amount and fair value of the convertible debentures:

	December 31, 2006			December 31, 2005
		Carrying			Carrying
	Face Value	Amount(1)	Fair Value	Face Value	Amount(1)
9%Debentures Due2009	$1,226	$1,226	$2,280	$1,777	$1,777
8% Debentures Due 2009	2,239	2,229	3,731	3,786	3,764
6.5% Debentures Due 2010	37,929	35,988	37,925	41,473	38,914
10.5% Debentures Due 2008	26,621	26,824	28,085	-	-
6.40% Debentures Due 2012	174,743	167,401	159,485	-	-
7.25% Debentures Due 2013	379,500	367,843	375,705	-	-
	$622,258	$601,511	$607,211	$47,036	$44,455

(1)Excluding the equity component.

12.  7 7/8% Senior Notes

On October 14, 2004, Harvest Operations Corp., a wholly owned subsidiary of Harvest, issued US$250 million of 7 7/8% Senior Notes for cash proceeds of $311,951,000. The 7 7/8% Senior Notes are unsecured, require interest payments semiannually on April 15 and October 15 each year and mature on October 15, 2011. Prior to maturity, redemptions are permitted as follows:

  Before October 15, 2007 at 107.875% of the principal amount(1)
  Beginning on October 15, 2007 at 103.938% of the principal amount(2)
  After October 15, 2008 at 103.938% of the principal amount
  After October 15, 2009 at 101.969% of the principal amount
  After October 15, 2010 at 100% of the principal amount

(1) Limited to 35% of the notes issued and limited to repayment with proceeds from an equity offering.

(2) Only permitted if necessary to prevent the Trust from being disqualified as a trust for the purpose of the Income Tax Act. Limited to 35% of the notes issued or less; otherwise 100% of the notes issued.

The 7 7/8% Senior Notes contain certain covenants restricting, among other things, the sale of assets and the incurrence of additional indebtedness if such issuance would result in an interest coverage ratio, as defined, of less than 2.5 to 1. The covenants of the 7 7/8% Senior Notes also restrict Harvest’s secured indebtedness to an amount less than 65% of the present value of the future net revenues from its proven petroleum and natural gas reserves discounted at an annual rate of 10%. In addition, the 7 7/8% Senior Notes restrict Harvest’s ability to pay distributions to an amount equal to 80% of the cumulative net proceeds from the issuance of Trust Units plus the cash flows from operations, before settlement of asset retirement obligations and changes in non-cash working capital, both calculated from the date of issuance of the 7 7/8% Senior Notes. An excess carryforward balance of approximately Cdn$1 billion exists as at December 31, 2006.

The 7 7/8% Senior Notes are unconditionally guaranteed by Harvest and all of its wholly-owned subsidiaries. The fair value of the 7 7/8% Senior Notes at December 31, 2006 was $236.3 million.

13.  Unitholders’ Capital

(a)    Authorized

The authorized capital consists of an unlimited number of Trust Units.

(b)    Number of Units Issued

	Year ended December 31,
	2006	2005
Outstanding, beginning of year	52,982,567	41,788,500
Issued in exchange for assets of Viking [Note 3 (c)]	46,040,788	-
Issued for cash
August 17, 2006	7,026,500	-
November 22, 2006	9,499,000	-
Conversion of subscription receipts	-	6,505,600
Convertible debenture conversions
9% Debentures Due 2009	39,777	643,133
8% Debentures Due 2009	96,252	703,976
6.5% Debentures Due 2010	114,313	1,081,497
10.5% Debentures Due 2008	290,919	-
6.40% Debentures Due 2012	4,825	-
Exchangeable share retraction [Note 15]	184,809	299,123
Distribution reinvestment plan issuance	5,464,450	1,632,394
Exercise of unit appreciation rights and other	351,972	328,344
Outstanding, end of year	122,096,172	52,982,567

On August 17, 2005, Harvest implemented a premium distribution reinvestment plan. The premium distribution program enables investors to receive a cash payment equal to 102% of the regular distribution amount. The impact to Harvest is the same as the regular distribution reinvestment plan whereby it settles distributions with units rather than cash, at a discount to the current market price of the Units.

(c)   Per Trust Unit Information

The following tables summarize the net income and Trust Units used in calculating income per Trust Unit:

Net income adjustments	December 31, 2006	December 31, 2005
Net income, basic	$136,046	$104,946
Non-controlling interest	(65)	149
Interest on convertible debentures	375	1,128
Net income, diluted(1)	$136,356	$106,223

Weighted average Trust Units adjustments	December 31, 2006	December 31, 2005
Number of Units
Weighted average Trust Units outstanding, basic	101,590,850	46,557,151
Effect of convertible debentures	291,000	880,208
Effect of exchangeable shares	31,793	274,768
Effect of Employee Unit Incentive Plans	268,518	795,754
Weighted average Trust Units outstanding, diluted(2)	102,182,161	48,507,881

(1) Net income, diluted excludes the impact of the conversions of certain of the convertible debentures of $19,855,000 for the year ended December 31, 2006 (2005 - $1,736,000), as the impact would be anti-dilutive.

(2) Weighted average Trust Units outstanding, diluted for the year ended December 31, 2006 does not include the unit impact of 6,980,000 for certain of the convertible debentures (2005 - 749,000), as the impact would be anti-dilutive.

14.  Employee Unit Incentive Plans

Trust Unit Rights Incentive Plan

Harvest is authorized to grant non-transferable Unit appreciation rights to directors, officers, consultants, employees and other service providers to an aggregate of a rolling maximum of 7% of the outstanding Trust Units and the number of Trust Units issuable upon the exchange of any outstanding exchangeable shares. The initial exercise price of rights granted under the plan is equal to the market price of the Trust Units at the time of grant and the maximum term of each right is five years. The rights vest equally over four years commencing on the first anniversary of the grant date. The exercise price of the rights may be reduced by an amount up to the amount of cash distributions made on the Trust Units subsequent to the date of grant of the respective right, provided that Harvest’s net operating cash flow (on an annualized basis) exceeds 10% of Harvest’s recorded cost of property, plant and equipment less all debt, working capital deficiency (surplus) or debt equivalent instruments, accumulated depletion, depreciation and amortization charges, asset retirement obligations, and any future income tax liability associated with such property, plant and equipment. Any portion of a distribution that does not reduce the exercise price on exercised rights is paid to the holder in a lump sum cash payment after the rights have been exercised.

Upon the exercise of unit appreciation rights the holder has the sole discretion to elect to receive cash or units. As a result, Harvest recognizes a liability on its consolidated balance sheet associated with the rights reserved under the plan. This obligation represents the difference between the market value of the Trust Units and the exercise price of the vested Unit rights outstanding under the plan. As such, an obligation of $6.4 million (2005 - $17.8 million) has been recorded in accounts payable and accrued liabilities for the graded vested portion of the 3,788,125 (2005 – 1,305,143) Trust Units outstanding under the plan at December 31, 2006. For accounting purposes, vesting is deemed to occur on a pro rata basis throughout the year, rather than at a vesting date which only occurs on the anniversary date of the grant.

The following summarizes the Trust Units reserved for issuance under the Trust Unit Incentive Plan:

	Year ended December 31, 2006		Year ended December 31, 2005
	Unit	Weighted	Unit	Weighted
	Appreciation	Average Exercise	Appreciation	Average
	Rights	Price	Rights	Exercise Price
Outstanding beginning of year	1,305,143	$19.72	1,117,725	$11.92
Granted	3,924,300	31.92	793,325	26.69
Exercised	(1,039,018)	18.58	(420,157)	9.49
Cancelled	(402,300)	37.25	(185,750)	25.70
Outstanding before exercise price reductions	3,788,125	30.81	1,305,143	19.72
Exercise price reductions	-	(1.67)	-	(2.99)
Outstanding, end of year	3,788,125	$29.14	1,305,143	$16.73
Exercisable before exercise price reductions	266,125	$24.18	109,068	$13.56
Exercise price reductions	-	(5.37)	-	(4.04)
Exercisable, end of year	266,125	$18.81	109,068	$9.52

The following table summarizes information about Unit appreciation rights outstanding at December 31, 2006.

		Outstanding			Exercisable
			Weighted
			Average			Weighted Average
Exercise Price	Exercise Price		Exercise Price	Remaining	At	Exercise Price net
before price	net of price	At December	net of price	Contractual	December	of price
reductions	reductions	31, 2006	reductions(1)	Life (1)	31, 2006	reductions(1)
$12.19-$13.15	$4.74-$6.07	9,250	$ 5.57	1.9	9,250	$ 5.57
$13.35-$17.84	$6.46-$11.85	58,150	8.88	2.5	58,150	8.88
$18.90-$25.10	$12.99-$19.59	125,825	18.70	3.2	125,825	18.70
$26.17-$37.56	$22.85-$35.66	3,594,900	29.89	4.6	72,900	28.60
$12.19-$37.56	$4.74-$35.66	3,788,125	$ 29.14	4.5	266,125	$ 18.81

(1) Based on weighted average Unit appreciation rights outstanding.

Unit Award Incentive Plan

The Unit Award Plan authorizes Harvest to grant awards of Trust Units to directors, officers, employees and consultants of Harvest and its affiliates (to an aggregate of a rolling maximum of 0.5% of the outstanding Trust Units and the number of Trust Units issuable upon the exercise of any outstanding exchangeable shares). Subject to the Board of Directors’ discretion, awards vest annually over a two to four year period and, upon vesting, entitle the holder to elect to receive the number of Trust Units subject to the award or the equivalent cash amount. The number of Units to be issued is adjusted at each distribution date for an amount approximately equal to the foregone distributions. The fair value associated with the Trust Units granted under the Unit Award Plan is expensed in the statement of income over the vesting period.

Number	December 31, 2006	December 31, 2005
Outstanding, beginning of year	35,365	10,662
Granted	320,905	23,466
Adjusted for distributions	27,879	1,237
Exercised	(41,530)	-
Forfeitures	(35,920)	-
Outstanding, end of year	306,699	35,365

Upon closing of the Viking Plan of Arrangement all awards and rights issued under Harvest’s employee unit incentive plans vested and additional rights and awards were issued under both plans.

Harvest has recognized compensation expense of $9.9 million (2005 – $17.3 million), including non cash compensation recovery of $8.1 million (2005 expense - $16.3 million), for the year ended December 31, 2006, related to the Trust Unit Incentive Plan and the Unit Award Plan and this is reflected in general and administrative expense in the consolidated statements of income.

15.   Exchangeable Shares

(a)   Authorized

Harvest Operations is authorized to issue an unlimited number of exchangeable shares without nominal or par value.

(b)   Issued

Exchangeable shares, series 1	December 31, 2006	December 31, 2005
Outstanding, beginning of year	182,969	455,547
Shareholder retractions	(156,067)	(272,578)
Issuer redemption	(26,902)	-
Outstanding , end of year	-	182,969
Exchange ratio	-	1.17475

On June 30, 2004, 600,587 exchangeable shares, series 1 were issued at $14.77 per share. After retractions of 145,040 shares in 2004, 272,578 shares in 2005 and 156,067 share in 2006, Harvest elected on March 16, 2006 to exercise its de minimus redemption right to redeem all of the remaining exchangeable shares outstanding on June 20, 2006 for a cash payment totaling $1.0 million following which there were no exchangeable shares outstanding.

(c)   Non-controlling interest

The following is a summary of the non-controlling interest:

	December 31, 2006	December 31, 2005
Non-controlling interest, beginning of year	$3,179	$6,895
Exchanged for Trust Units	(2,648)	(3,865)
Redeemed for cash	(1,022)	-
Excess of redemption price over cost, charged to accumulated income	556	-
Current period income attributable to non-controlling interest	(65)	149
Non-controlling interest, end of year	$-	$3,179

16.   Income Taxes

The future income tax provision reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities of Harvest Operations and the Trust’s other corporate subsidiaries and their corresponding income tax bases as at that date. Changes in the temporary differences are reflected in future income tax expense or recovery. The legislated reductions in the Federal and Provincial income tax rates were implemented as expected in 2004. Federal rates are expected to decline further until 2010, resulting in an effective tax rate of approximately 30% for the Trust, which is the rate applied to the temporary differences in the future income tax calculation based on when these differences are expected to reverse.

The provision for future income taxes varies from the amount that would be computed by applying the combined Canadian Federal and Provincial income tax rates to the reported income before taxes as follows:

	Year ended December 31
	2006	2005
Income before taxes	$133,737	$72,709
Combined Canadian Federal and Provincial statutory income tax
rate	35.3%	37.6%
Computed income tax expense at statutory rates	47,209	27,339
Income earned by flow through entities	(136,452)	(64,763)
Loss in corporate entities	(89,243)	(37,424)
Increased expense (recovery) resulting from the following:
Non-deductible crown charges	6,935	4,242
Resource allowance	2,142	(3,499)
Non-deductible portion of capital loss (gain)	1,789	(1,834)
Unit appreciation rights expense	3,228	4,455
Difference between current and expected tax rates	10,465	2,300
Benefit of future tax deductions not recognized	62,384	-
Other	-	(611)
Future income tax recovery	$(2,300)	$(32,371)

The components of the future income tax liability (asset) are as follows:

	December 31,	December 31,
	2006	2005
Net book value of petroleum and natural gas assets in excess of tax pools	$29,896	$41,270
Asset retirement obligation	(17,641)	(12,826)
Net unrealized losses related to risk management contracts and foreign
exchange positions – current	(3,818)	(17,483)
Net unrealized losses related to risk management contracts and foreign
exchange positions – long-term	(1,266)	1,532
Non-capital loss carry forwards for tax purposes	(40,412)	(4,701)
Deferral of taxable income in Partnership	1,483	1,425
Working capital and other items	(2,787)	(6,917)
Valuation allowance	34,545	-
Future income tax liability (asset), net	$-	$2,300

The amount of tax pools available to the Trust, in all of its subsidiaries, is approximately $2.3 billion. These tax pools are primarily made up of resource tax pools, undepreciated capital cost, non-capital losses, and unit issue costs. These tax pools are available for deduction in future years to enable the Trust to manage its exposure to income taxes.

Canada Revenue Agency ("CRA") Assessment

In 2002, the CRA assessed, as a $30 million forgiveness of debt, a 1994 share issue in connection with the acquisition of North Atlantic in 1994 by a Vitol Refining S.A. affiliate. North Atlantic disagrees with the CRA’s position and believes that the value of the common shares issued in 1994 was equal to the value of the debt exchanged and has filed a Notice of Objection to the CRA’s Notice of Reassessment. There are no contingent amounts accrued related to this matter in these financial statements. Harvest is indemnified by the vendor of North Atlantic in respect of this contingent liability.

Proposed Income Tax Changes:

On October 31, 2006, the Canadian government announced plans to introduce a 31.5% tax on distributions paid by publicly traded income trusts, which would include Harvest Energy Trust, as well as intentions that would limit the growth of such trusts. Harvest has not recorded provisions to reflect the impact of these announced changes as the legislation has not been substantially enacted.

17.  Employee Future Benefit Plans [see note 3(a)]

Defined Contribution Pension Plan

Total expense for the defined contribution plan is equal to Harvest’s required contributions and was $0.143 million, for the years ended December 31, 2006 (2005 – nil).

Defined Benefit Plans

The measurement of the accrued benefit obligation and annual expense for the defined benefit plans requires actuarial calculations and several assumptions. These assumptions, set annually on December 31, are as follows;

	December 31, 2006
		Other Benefit
	Pension Plans	Plans

Discount rate	5.0%	5.0%
Expected long-term rate of return on plan assets	7.0%	-
Rate of compensation increase	3.5%	-
Employee contribution of pensionable income	6.0%	-
Annual rate of increase in covered health care benefits	-	12%
Expected average remaining service lifetime (years)	11.7	11.1

The assets of the defined benefit plan are invested and maintain the following asset mix:

		December 31, 2006
Bonds/fixed income securities		32%
Equity securities		68%

The expected long-term rates of return are estimated based on many factors, including the expected forecast for inflation, risk premiums for each class of asset, and current and future financial market conditions.

The defined benefit pension plans were subject to an actuarial valuation on December 31, 2005 and the next valuation report is due no later than December 31, 2008. The post-retirement health care benefits plan was last subject to an actuarial valuation on December 31, 2006.

	December 31, 2006
	Pension Plans	Other Benefit Plans

Employee benefit obligation, October 19, 2006 [note 3(a)]	$38,754	$5,315
Current service costs	648	88
Interest	546	74
Actuarial losses	3,422	601
Plan amendment	-	-
Benefits paid	(269)	(51)
Impact of foreign exchange on translation	-	-
Employee benefit obligation, end of year	43,101	6,027

Fair value of plan assets, October 19, 2006	31,878	-
Actual return on plan assets	3,181	-
Employer contributions	1,306	51
Employee contributions	480	-
Benefits paid	(269)	(51)
Impact of foreign exchange on translation	-	-
Fair value of plan assets, end of year	36,576	-
Funded status	(6,525)	(6,027)
Unamortized balances:
Net actuarial losses	325	-
Past services	-	-
Carrying amount	$(6,200)	$(6,027)

		December 31, 2006
Summary:
Pension plans		$6,200
Other benefit plans		6,027
Carrying amount		$12,227

Estimated pension and other benefit payments to plan participants, which reflect expected future service, expected to be paid from 2007 to 2016 are summarized in the commitment table [see Note 21].

The table below shows the components of the net benefit plan expense:

	Year ended December 31, 2006
	Pension Plans	Other Benefit Plans
Current service cost	$648	$88
Interest costs	546	74
Expected return on assets	(563)	-
Amortization of net actuarial losses	-	588
Net benefit plan expense	$631	$750

A 1% change in the expected health care cost trend rate would have the following annual impacts as at December 31, 2006:

	1% Increase	1% Decrease
Impact on post-retirement benefit expense	$2	$(2)
Impact on projected benefit obligation	16	(22)

18.   Financial Instruments and risk management contracts

Harvest is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

(a)    Fair Values

Financial instruments of Harvest consist mainly of accounts receivable, long-term receivables, accounts payable and accrued liabilities, cash distribution payable, bank loan, risk management contracts, convertible debentures and senior notes. Other than as disclosed in Note 11 for the convertible debentures and Note 12 for the senior notes, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values due to their short term to maturity, the risk management contracts are presented at fair value on the balance sheet, and bank debt bears interest at a floating rate.

(b)    Interest Rate Risk

Harvest is exposed to interest rate risk on its bank loans as interest rates are determined in relation to floating market rates. Harvest’s convertible debentures and 77/8% Senior Notes have fixed interest rates.

(c)    Credit Risk

Substantially all accounts receivable in our petroleum and natural gas operations are due from customers in the petroleum and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with Harvest. Harvest periodically assesses the financial strength of its partners and customers, including parties involved in marketing or other commodity arrangements. The Supply and Offtake Agreement entered into in conjunction with the purchase of the refinery increased Harvest’s exposure to the credit risk of Vitol Refining S.A. as all feedstock purchases and substantially all products sales are made with Vitol Refining S.A. Harvest mitigates this risk by requiring that Vitol Refining S.A. maintain a minimum B+ credit rating. If the credit rating falls below this line additional security is required to be supplied to Harvest. The carrying amount of accounts receivable reflects management’s assessment of the associated credit risks.

Harvest does not have any significant exposure to any individual customer in its refining and marketing operations and its policy is to manage its credit risk by dealing with only financially sound customers. Credit is extended based on an evaluation of the customer’s financial condition. Harvest does not anticipate loss for non-performance other than as already recorded.

(d)    Foreign Exchange Rate Risk

Harest is exposed to the risk of changes in the Canadian/U.S. dollar exchange rate on purchases and sales of commodities that are denominated in U.S. dollars or directly influenced by U.S. dollar benchmark prices. In addition, Harvest’s 77/8% Senior Notes are denominated in U.S. dollars (U.S.$250 million). These notes act as an economic hedge to help offset the impact of exchange rate movements on commodity sales during the year. As at December 31, 2006 the full balance of the notes is still outstanding and is not repayable until October 15, 2011. Interest is payable semi-annually on the notes in U.S. dollars. Harvest also enters into foreign currency swaps to match the exchange rate on future U.S. dollar payments to the exchange rate received on U.S. dollar sales. Harvest is also exposed to the risk of changes in the Canadian/U.S. dollar exchange rate on its net investment in North Atlantic, as the functional currency of the refinery is U.S. dollars. However, a portion of the purchase price was financed with U.S. dollar borrowings, which acts as an economic hedge to help offset this exposure.

(e)    Risk Management Contracts

Harvest uses fixed price petroleum sales contracts and financial instruments to manage its commodity price exposure. Under the terms of some of these instruments, Harvest Operations is required to provide security to its counterparties from time to time based on the underlying market value of those contracts. As at December 31, 2006, no security was provided. Harvest is also exposed to counterparty risk for these risk management contracts. This risk is managed by diversifying Harvest’s risk management portfolio among a number of counterparties and by dealing with large investment grade institutions.

The following is a summary of Harvest’s risk management contracts outstanding, along with their fair value at December 31, 2006.

Quantity	Type of Contract	Term	Reference	Fair value

5,000 bbl/d	Participating swap	January – December 2007	U.S.$60.00(a)	$1,718
5,000 bbl/d	Participating swap	January – December 2007	U.S.$65.00(b)	7,709

25,000 GJ/d	Natural gas price collar contract	January – March 2007	Cdn$5.00-$13.55	110
25,000 GJ/d	Natural gas price collar contract	January – March 2007	Cdn$7.00-$12.50	1,553

35 MWH	Electricity price swap contracts	January – December 2007	Cdn $56.69	6,765

$6,100,000/mnth	Foreign currency swap	January 2007	1.1553 Cdn/U.S.	59
Total current portion of fair value				$17,914

5,000 bbl/d	Participating swap	January – June 2008	U.S.$65.00(c)	$3,290

35 MWH	Electricity price swap contracts	January – December 2008	Cdn $56.69	6,553
Total long-term portion fair value				$9,843

1,000 bbl/d	Differential swap – Wainwright	January – April 2007	27.70%	$(275)

5,000 bbl/d	Participating swap	January – June 2007	U.S.$49.03(d)	(3,607)
10,000 bbl/d	Participating swap	January – December 2007	U.S.$55.00(c)	(9,854)

5,000 bbl/d	Indexed put contract – bought put	January – December 2007	U.S.$50.00(e)	1,520
2,500 bbl/d	Indexed put contract – sold call	January – December 2007	U.S.$50.00(e)	(16,241)
2,500 bbl/d	Indexed put contract – bought call	January – December 2007	U.S.$60.00(e)	7,849
2,500 bbl/d	Indexed put contract – sold call	January – December 2007	U.S.$70.00(e)	(2,939)
2,500 bbl/d	Indexed put contract – bought call	January – December 2007	U.S.$83.00(e)	819

200 GJ/d	Fixed price - natural gas contract	January – December 2007	Cdn.$4.13(g)	(473)
76 GJ/d	Fixed price – natural gas contract	January – December 2007	Cdn.$2.16-2.22(g)	(125)

$416,700/mnth	Foreign currency swap	January – December 2007	1.14 Cdn/U.S.	(78)
$4,167,000/mnth	Foreign currency swap	January - December 2007	1.1189 Cdn/U.S.	(1,696)
$4,167,000/mnth	Foreign currency swap	January – December 2007	1.1249 Cdn/U.S.	(1,664)
Total current portion of fair value deficiency				$(26,764)

5,000 bbl/d	Participating swap	January – June 2008	U.S.$55.00(f)	$(276)

200 GJ/d	Fixed price – natural gas contract	January – December 2008	Cdn. $5.19(g)	(552)
76 GJ/d	Fixed price – natural gas contract	January - October 2008	Cdn. $2.22(g)	(127)

$8,333,000/mnth	Foreign currency swap	January – June 2008	1.1099 Cdn/U.S.	(1,930)
Total long-term portion of fair value deficiency				$(2,885)

(a) This price is a floor. Harvest realizes this price plus 77% of the difference between spot price and this price.
(b) This price is a floor. Harvest realizes this price plus 79% of the difference between spot price and this price.
(c) This price is a floor. Harvest realizes this price plus 67% of the difference between spot price and this price.
(d) This price is a floor. Harvest realizes this price plus 75% of the difference between spot price and this price.

(e)      Each group of a puts and call reflect an "indexed put option". These series of puts and calls serve to fix a floor price while retaining upward price exposure on a portion of price movements above the floor price.

(f) This price is a floor. Harvest realizes this price plus 80% of the difference between spot price and this price
(g) This contract contains an annual escalation factor such that the fixed price is adjusted each year.

At December 31, 2006, the net unrealized loss position reflected on the balance sheet for all the risk management contracts outstanding at that date was approximately $1.9 million (2005 - $52.6 million).

For the year ended December 31, 2006, the total unrealized gain recognized in the consolidated statement of income, including amortization of deferred charges and gains, was $52.2 million (2005 - $45.1 million). The realized gains and losses on all risk management contracts are included in the period in which they are incurred.

19.   Segment Information

Harvest operates entirely in Canada and has two reportable operating segments in 2006, Petroleum and Natural Gas and Refining and Marketing. For 2005, Harvest’s only operating segment was the Petroleum and Natural Gas operations.

Petroleum and Natural Gas – Harvest’s petroleum and natural gas operations consist of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids.

Refining and Marketing – Harvest’s refining and marketing operations includes the purchase of crude oil, the refining of crude oil, the sale of the refined products to a large market and through a network of retail gas operations, home heating business and the supply of refined products to commercial and wholesale customers.

	December 31, 2006

	Refining and	Petroleum and	Total
	Marketing(1)	Natural Gas(1)
Revenue	$460,359(2)	$1,120,575	$1,580,934(3)
Royalties	-	(200,109)	(200,109)
Realized net losses	-	(62,619)	(62,619)
Unrealized net losses	-	52,179	52,179
Less: expenses
Purchased products for resale and processing	386,014	-	386,014
Operating	34,063	242,474	276,537
Transportation and marketing	5,060	12,142	17,202
General and administrative	-	28,372	28,372
Transaction Costs	-	12,072	12,072
Depletion, depreciation and accretion	15,482	413,988	429,470
	$19,740	$200,978	$220,718

Interest and other financing charges on short term debt			(4,864)
Interest and other financing on long term debt			(78,893)
Realized gains on risk management contracts			17,811
Foreign exchange gains/(losses)			(21,100)
Large corporate tax and other tax			9
Future income tax recovery			2,300
Non-controlling interest			65
Net income			$136,046

Total Assets(1)	$1,727,797	$4,017,761	$5,745,558

Capital Expenditures
Development and other activity	$21,411	$376,881	$398,292
Business acquisitions	1,597,793	2,422,180	4,019,973(4)
Property acquisitions	-	65,773	65,773
Property dispositions	-	(20,856)	(20,856)
Increase in other non-current assets	165	-	165
Total expenditures	$1,619,369	$2,843,978	$4,463,347

Property, Plan and Equipment
Cost	$1,313,978	$3,801,054	$5,115,032
Less: Accumulated DD&A	(14,660)	(706,540)	(721,200)
Net book value	$1,299,318	$3,094,514	$4,393,832

Goodwill, beginning of year	$-	$43,832	$43,832
Additions to goodwill	209,930	612,416	822,346
Goodwill, end of year	$209,930	$656,248	$866,178

(1) Accounting policies for segments are the same as those described in the Significant Accounting Polices

(2)      Of the total Refining and Marketing revenue for the year ended December 31, 2006, $427.1 million is from one customer. No other single customer within either division represents greater than 10% of Harvest’s total revenue.

(3) Of the total consolidated revenue for the year $1,150.5 million is attributable to sales in Canada, while $430.4 million is attributable to sales in the United States.
(4) Included in this amount is $1,975.3 million relating to the acquisition of Viking, which was acquired through the issuance of Trust Units and is therefore not reflected in the cash flow statement
(5) There is no intersegment activity.

20. Change in Non-Cash Working Capital
	Year ended December 31
	2006	2005

Changes in non-cash working capital items:
Accounts receivable	$(55,505)	$(29,738)
Prepaid expenses and deposits	(5,461)	1,888
Current portion of risk management contracts assets	3,317	(12,370)
Inventory	5,625	-
Current portion of future income tax asset	22,975	(19,874)
Accounts payable and accrued liabilities	17,932	23,325
Cash distribution payable	5,986	10,186
Current portion of risk management contracts liability	(40,069)	38,041
	$(45,200)	$11,458

Changes relating to operating activities	$(28,152)	$(22,519)
Changes relating to financing activities	(12,604)	(1,035)
Changes relating to investing activities	10,886	9,927
Add: Non cash changes	(15,330)	25,085
	$(45,200)	$11,458

21.   Commitments, Contingencies and Guarantees

From time to time, Harvest is involved in litigation or has claims brought against it in the normal course of business operations. Management of Harvest is not currently aware of any claims or actions that would materially affect Harvest’s reported financial position or results from operations. In the normal course of operations, management may also enter into certain types of contracts that require Harvest to indemnify parties against possible third party claims, particularly when these contracts relate to purchase and sale agreements. The terms of such contracts vary and generally a maximum is not explicitly stated; as such the overall maximum amount of the obligations cannot be reasonably estimated. Management does not believe payments, if any, related to such contracts would have a material effect on the Harvest’s reported financial position or results from operations.

The following are the significant commitments and contingencies at December 31, 2006:

(a)    North Atlantic has a Supply and Offtake Agreement with Vitol Refining S.A. This agreement provides that the ownership of substantially all crude oil feedstock and refined product inventory at the refinery be retained by Vitol Refining S.A. and that for a minimum period of up to two years Vitol Refining S.A. will be granted the right and obligation to provide crude oil feedstock for delivery to the refinery, as well as the right and obligation to purchase substantially all refined products produced by the refinery. As such, at December 31, 2006, North Atlantic had commitments totaling approximately US$550.2 million in respect of future crude oil feedstock purchases and related transportation from Vitol Refining S.A.

(b)    North Atlantic has an agreement with Newsul Enterprises Inc. ("Newsul") whereby North Atlantic committed to provide Newsul with its inventory and production of sulphur to February 12, 2008. The agreement is subject to an automatic renewal for another ten years unless one of the parties elects not to renew.

Newsul has named North Atlantic in a claim in the amount of US$2.7 million and has requested the services of an arbitration board to make a determination on the claim. The claim is for additional costs and lost revenues related to alleged contaminated sulphur delivered by North Atlantic. The eventual outcome of the arbitration hearing is undeterminable.

(c)    North Atlantic has an environmental agreement with the Province of Newfoundland and Labrador, Canada, committing to programs that reduce the environmental impact of the refinery over time. Initiatives include a schedule of activities to be undertaken with regard to improvements in areas such as emissions, waste water treatment, terrestrial effects, and other matters. In accordance with the agreement, certain projects have been completed and others have been scheduled.

(d)    North Atlantic has been named a defendant in The State of New Hampshire versus Amerada Hess Corp. et al, one of many methyl tertiary butyl ether ("MTBE") U.S. product liability litigation cases that have been consolidated for pre-trial purposes in this matter. The plaintiffs seek relief for alleged contamination of ground water from the various defendants’ use of the gasoline additive MTBE. Although the plaintiffs have not made a particular monetary demand, they are asserting collective and joint liability against all defendants. All consolidated law suits are at a preliminary stage and, accordingly, it is too early in the legal process to reach any conclusion regarding the ability of the State of New Hampshire to properly assert jurisdiction over North Atlantic in the lawsuit or to reach any conclusions regarding the substance of the plaintiffs’ claims. Accordingly, the evaluation of the risk of liability to North Atlantic is not determinable at this time and no amounts are accrued in the consolidated financial statements in respect of this matter. Harvest is indemnified by Vitol Group B.V. in respect of this contingent liability.

(e)    Petro-Canada, a former owner of the North Atlantic refinery, holds certain contractual rights in relation to production at the refinery, namely:

  a right to share, subject to a maximum limit, in the profits of the sale of any refined product, refined at the refinery, sold in Canada, exclusive of the province of Newfoundland and Labrador;

  a right of first refusal to any refinery and/or terminaling capacity in excess of North Atlantic’s requirements;

  a right to participate in any venture to produce petrochemicals at the refinery; and

  the rights in paragraphs (i) and (ii) above continue for a period of 25 years from December 1, 1986, while the rights in paragraph (iii) continue until amended by the parties.

The following is a summary of Harvest’s contractual obligations and commitments as at December 31, 2006:

	Payments Due by Period
	2007	2008	2009	2010	2011	Thereafter	Total
Debt repayments (1)	-	289,766	1,305,897	-	291,350	-	1,887,013
Capital commitments(2)	34,530	2,880	-	-	-	-	37,410
Operating leases(3)	6,476	5,879	4,966	2,153	258	258	19,990
Pension contributions(4)	780	1,510	1,835	2,219	2,586	19,147	28,077
Transportation Agreements(5)	2,080	1,554	887	190	27	-	4,738
Feedstock commitments(6)	550,230	-	-	-	-	-	550,230
Contractual obligations	594,096	301,589	1,313,585	4,562	294,221	19,405	2,527,458

(1) Assumes that the outstanding convertible debentures either convert at the holders’ option for Units or are redeemed for Units at Harvest’s option.
(2) Relating to drilling contracts, AFE commitments and equipment rental contracts.
(3) Relating to building and automobile leases.
(4) Relating to expected contributions for employee benefit plans [see Note 17].
(5) Relating to oil and natural gas pipeline transportation agreements.
(6) Relating to crude oil feedstock purchases and related transportation costs [see Note 21(a) above].

22.   Reconciliation of the Consolidated Financial Statements to United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Any differences in accounting principles as they have been applied to the accompanying consolidated financial statements are not material except as described below. Items required for financial disclosure under U.S. GAAP may be different from disclosure standards under Canadian GAAP; any such differences are not reflected here.

The application of U.S. GAAP would have the following effects on net income as reported:

	Year Ended December 31,
	2006	2005

Net income under Canadian GAAP	$136,046	$104,946

Adjustments
Write-down of property, plant and equipment (a)	(615,000)	-
Unrealized loss on derivative financial instruments (f)	(398)	8,980
Future tax impact of deferred charges relating to derivative financial instruments (f) (g)	-	(3,019)
Depletion, depreciation and accretion (b)	8,825	1,592
Future tax impact on capital assets (b) (g)	-	(535)
Non-cash interest expense on debentures (d)	454	239
Amortization of deferred financing charges (d)	65	(38)
Foreign exchange gain on unit distribution (i)	(1,038)	-
Non-controlling interest (e)	(65)	149
Non-cash general and administrative expenses (c)	(3,291)	-
Future income tax recovery (g)	670	-
Net income (loss) under U.S. GAAP before cumulative effect of change in accounting policy	(473,732)	112,314

Cumulative effect of change in accounting policy (c)	4,891	-
Net income (loss) under U.S. GAAP after cumulative effect of change in accounting policy	(468,841)	112,314

Net change in cumulative translation adjustment (i)	47,911	-
Comprehensive income	$(420,930)	$112,314

Net income (loss) under U.S. GAAP after cumulative effect of change in accounting policy	(468,841)	112,314
Increase in redemption value of Trust Units under U.S. GAAP (e)	1,398,457	(638,044)

Net income (loss) available to unitholders under U.S. GAAP (e)	$929,616	$(525,730)

Basic
Net (loss) income per Trust Unit under U.S. GAAP before cumulative effect of change in accounting policy	$(4.66)	$2.41
Cumulative effect of change in accounting policy	0.05	-
Net income (loss) per Trust Unit under U.S. GAAP after cumulative effect of change in accounting policy (before changes in redemption	$(4.61)	$2.41
Net (loss) income available to unitholders per Trust Unit under U.S. GAAP	$9.15	$(11.29)

Diluted
Net loss per Trust Unit under U.S. GAAP before cumulative effect of change in accounting policy	$(4.66)	$2.33
Cumulative effect of change in accounting policy	0.05	-

Net income (loss) per Trust Unit under U.S. GAAP after cumulative effect of change in accounting policy (before changes in redemption value of Trust Units)	$(4.61)	$2.33
Net income (loss) available to unitholders per Trust Unit under U.S. GAAP	$8.66	$(11.29)

Net income (loss) – U.S. GAAP	$929,616	$(525,730)
Future income tax recovery – U.S. GAAP	(2,970)	(28,817)
Net income (loss) before taxes – U.S. GAAP	$926,646	$(554,547)

Statement of Accumulated Income (loss)

Balance, beginning of year – U.S. GAAP	(895,736)	(370,006)
Net income (loss) – U.S. GAAP	(473,732)	112,314
Cumulative effect of change in accounting policy	4,891	-
Change in redemption value of Trust Units	1,398,457	(638,044)
Balance, end of year – U.S. GAAP	33,880	(895,736)

Accumulated other comprehensive income (loss)

Balance, beginning of year – U.S. GAAP	-	-
Net change in cumulative translation adjustment	47,911	-
Employee Future Benefits – Adoption of FAS 158 (j)	(325)	-
Balance, end of year – U.S. GAAP	47,586	-

The application of U.S. GAAP would have the following effect on the consolidated balance sheets as reported:

	December 31, 2006		December 31, 2005
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Assets
Property, plant and equipment (a) (b)	$4,393,832	$3,788,606	$1,130,155	$1,131,747
Deferred charges (d) (f) (h)	$35,657	$34,199	$12,768	$10,951
Non current benefit plan assets (j)	$-	$373	$-	$-
Future income tax (g)	$-	$-	$22,975	$22,975

Liabilities
Accounts payable and accrued liabilities (c)	$294,582	$292,338	$99,576	$99,576
Current other benefit plan liability (j)	$-	$162	$-	$-
Deferred credit (f)	$794	$794	$1,389	$991
Senior notes (h)	$291,350	$289,952	$290,750	$289,045
Convertible debentures – liability (d)	$601,511	$627,722	$44,455	$47,036
Non current benefit plan liability (j)	$12,227	$12,762	$-	$-
Future income tax (f)(g)	$-	$-	$25,275	$25,944

Non-controlling interest (e)	$-	$-	$3,179	$-

Temporary equity (e)	$-	$2,680,017	$-	$1,783,159

Unitholders’ Equity
Unitholders’ capital (e)	$3,046,876	$-	$747,312	$-
Equity component of convertible debentures (d)	$36,070	$-	$2,639	$-
Additional Paid-in Capital	$-	$9,913	$-	$-
Accumulated income (i)	$271,155	$33,880	$135,665	$(895,736)
Cumulative foreign currency translation adjustment (i)	$46,873	$-	$-	$-
Accumulated Other Comprehensive Income (j)(i)	$-	$47,586	$-	$-

(a)    Under Canadian GAAP, Harvest performs an impairment test that limits the capitalized costs of its petroleum and natural gas assets to the discounted estimated future net revenue from proved and probable petroleum and natural gas reserves plus the cost of unproved properties less impairment, estimated future prices and costs. The discount rate used is equal to Harvest’s risk free interest rate. Under U.S. GAAP, entities using the full cost method of accounting for petroleum and natural gas activities perform an impairment test on each cost centre using discounted future net revenue from proved petroleum and natural gas reserves discounted at 10%. The prices used under the U.S. GAAP impairment test are those in effect at year end. As at December 31, 2005, the application of the ceiling test under U.S. GAAP resulted in a write down of $615.0 million of capitalized costs. There was no impairment under U.S. GAAP at December 31, 2005.

(b)    Under Canadian GAAP, proved reserves are estimated using estimated future prices and costs. These proved reserves form the basis for the depletion calculation.

Under U.S. GAAP, proved reserves used for the depletion calculation are estimated using constant prices and costs as of the date the estimate of reserves is made. In both the current and comparative year there were significant differences in proved reserves under U.S. GAAP and Canadian GAAP and as a result the difference is realized in the depletion expense.

(c)    Under Canadian GAAP, the Trust determines compensation expense and the resulting obligation related to its Trust Unit Incentive Plan and Unit award plan using the intrinsic value method described in Note 2 (j). Under U.S. GAAP, for the year ended December 31, 2006 Harvest adopted SFAS 123(R) "Share Based Payment" using the modified prospective approach. Under FAS 123(R), expenses and obligations for liability-based stock compensation plans are recorded using the fair-value method of accounting and are revalued at each period end. As a result, general and administrative expense is higher under US GAAP by $3.3 million for the year ended December 31, 2006 and accounts payable and accrued liabilities is lower under US GAAP by $2.2 million as at December 31, 2006.

To the extent compensation costs relates to employees directly involved in natural gas and crude oil exploration and development activities, such amounts are capitalized to property, plant and equipment. Amounts not capitalized are recognized as administrative expenses. As the Trust adopted SFAS 123(R) using the modified prospective approach, prior periods have not been restated, as required by the standard.

SFAS 123(R), under the modified prospective approach, requires the cumulative impact of a change in an accounting policy to be presented in the current year Consolidated Statement of Income. The cumulative effect of initially adopting SFAS 123(R) January 1, 2006 was a gain of $4.9 million.

(d)    Under Canadian GAAP, the Harvest’s convertible debentures are classified as debt with a portion, representing the value associated with the conversion feature, being allocated to equity under Canadian GAAP. Issue costs for the debentures are allocated between the equity portion and deferred charges for the debt portion. In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit to the convertible debenture liability balance to accrete that balance to the full principal due on maturity.

Under U.S. GAAP, the convertible debentures in their entirety are classified as debt, and as a result all of the issue costs would be recorded as deferred charges. To the extent a portion of the issue costs were allocated to equity under Canadian GAAP there is a difference in amortization for the related deferred charges. The non-cash interest expense recorded under Canadian GAAP would not be recorded under U.S. GAAP.

In addition, convertible debentures that are assumed in a business combination are recorded at their fair value at the date of the acquisition as part of the cost of the acquired enterprise. Under U.S. GAAP, if the conversion feature is in-the-money at the acquisition date (beneficial conversion feature), the feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. Where the debenture has a stated redemption date, the corresponding value is recognized as a discount on the convertible debenture balance and accreted from the date of acquisition to the redemption date.

(e)    Under Harvest’s Indenture, Trust Units are redeemable at any time on demand by the Unitholder for cash. Under U.S. GAAP, the amount included on the consolidated balance sheet for Unitholders’ Equity would be reduced by an amount equal to the redemption value of the Trust Units as at the balance sheet date. The same accounting treatment would be applicable to the exchangeable shares. The redemption value of the Trust Units and the exchangeable shares is determined with respect to the trading value of the Trust Units as at each balance sheet date, and the amount of the redemption value is classified as temporary equity. Changes, if any, in the redemption value during a period results in a charge to permanent equity and is reflected as either an increase or decrease in earnings available to Unitholders for the year. Under Canadian GAAP the exchangeable shares are recorded as non-controlling interest.

(f)    Under U.S. GAAP, SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" requires that all derivative instruments be recorded on the consolidated balance sheet as either an asset or liability measured at fair value, and requires that changes in fair value be recognized currently in income unless specific hedge accounting criteria are met. U.S. GAAP requires that a company formally document, designate, and assess the effectiveness of derivative instruments before hedge accounting may be applied. Harvest had not formally documented and designated any hedging relationships as at December 31, 2006 or December 31, 2005 and as such, the risk management contracts were not eligible for hedge accounting treatment under U.S. GAAP.

Harvest implemented fair value accounting effective January 1, 2004 under Canadian GAAP and had designated a portion of its risk management contracts as hedges. During the year-ended December 31, 2004, the Trust discontinued hedge accounting for all risk management contracts under Canadian GAAP. Upon discontinuing hedge accounting, a deferred charge or gain is recorded representing the fair value of the contract at that time. This difference is amortized over the term of the contract. Under U.S. GAAP there were no contracts designated as hedges. To the extent deferred charges and credits were recorded and amortized when hedge accounting was discontinued, there is a difference between Canadian and U.S. GAAP. The deferred charges and gains continue to be amortized under Canadian GAAP for the years ended December 31, 2006 and 2005, and create a difference from U.S. GAAP.

(g)   The Canadian GAAP liability method of accounting for income taxes is similar to the U.S. GAAP SFAS 109, "Accounting for Income Taxes", which requires the recognition of tax assets and liabilities for the expected future tax consequences of events that have been recognized in Harvest’s consolidated financial statements. Pursuant to U.S. GAAP, enacted tax rates are used to calculate future income tax, whereas Canadian GAAP uses substantively enacted rates. There are no differences for the years ended December 31, 2006 and December 31, 2005 relating to tax rate differences.

Under Canadian GAAP as at December 31, 2006, Harvest’s temporary differences are in a future income tax asset position. However, recognition of the asset in future periods is not more likely than not and therefore, the asset has not been recognized under Canadian GAAP. As adjustments under US GAAP would result in a larger FIT asset balance, the Trust has not recorded a future income tax asset under U.S. GAAP and has eliminated the remaining historical future income tax liability balance recognized under U.S. GAAP from previous periods. As such, an additional recovery of $0.7 million has been recognized under U.S. GAAP.

(h)    Under Canadian GAAP, the discount on the senior notes has been recorded in deferred charges. Under U.S. GAAP, this amount is required to be applied against the senior notes balance.

(i)     Under Canadian GAAP, the cumulative translation adjustment that is generated upon translating the financial statements of Harvest’s self-sustaining foreign operations is included as a separate component of equity. Under US GAAP this amount is recognized in comprehensive income and cumulative amounts are included in accumulated other comprehensive income. Harvest’s comprehensive income for the year ended December 31, 2006 includes a net change in the cumulative translation adjustment of $46.9 (2005 – nil). Additionally, exchange gains and losses from the translation of unit distributions from Harvest’s self-sustaining foreign options are included in other comprehensive income. Under Canadian GAAP these amounts are recorded as part of net income

(j)     At December 31, 2006 the Trust adopted US GAAP SFAS 158, "Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). Under SFAS 158, the over-funded or under-funded status of our defined benefit postretirement plan must be recognized on the balance sheet as an asset or liability and changes in the funded status are recognized through comprehensive income. As a result, employee future benefits are higher by $0.3 million (2005 – nil) and $0.3 million was included in accumulated other comprehensive income (2005 – nil). Canadian GAAP currently does not require the Trust to recognize the funded status of the plan on its balance sheet.

The following are standards and interpretations that have been issued by the Financial Accounting Standards Board ("FASB") which are not yet in effect for the periods presented but would comprise U.S. GAAP when implemented:

In July 2006, FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes" with respect to FAS 109 "Accounting for Income Taxes" regarding accounting for and disclosure of uncertain tax positions. This guidance seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. We have not yet determined the impact this interpretation will have on our results from operations or financial position.

In September 2006, FASB issued Statement 157, "Fair Value Measurements". Statement 157 defines fair value, establishes a framework for measuring fair value under US generally accepted accounting principles and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this statement will have a material impact on our results of operations or financial position.

In February 2006, FASB issued Statement No. 155 "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements no. 133 and 140" This statement amends FASB Statements No. 133 "Accounting for Derivative Instruments and Hedging Activities", and No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1 "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets". The statement a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, c)establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and e) amends statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 with early adoption permitted.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption. We are currently evaluating the impact that SFAS No. 159 may have on our financial position, results of operations and cash flows.

Additional disclosures required under U.S. GAAP: (thousands of Canadian dollars)
	December 31, 2006	December 31, 2005

Components of accounts receivable
Trade	$135,578	$16,555
Accruals	118,573	57,211
	$254,151	$73,766

Components of prepaid expenses and deposits
Prepaid expenses	$11,877	$1,104
Funds on deposit	836	22
	$12,713	$1,126

23.   Subsequent Events

Subsequent to December 31, 2006, Harvest declared a distribution of $0.38 per unit for Unitholders’ of record on January 22, 2007, February 22, 2007 and March 22, 2007.

In January 2007 Vitol Refining S.A. entered into a six month term contract with Iraq’s State Oil Marketing Organization ("SOMO") for 44,000 bbl/day of Basrah crude oil at market prices on behalf of Harvest per the Supply and Offtake Agreement.

Between January 1, 2007 and March 1, 2007, $584.8 million was committed to the purchase of feedstock inventory under the Supply and Offtake Agreement held with Vitol Refining S.A. Included in this total is approximately $267 million relating to the SOMO contract discussed above.

On February 1, 2007 Harvest issued $200 million principal amount of convertible debentures and 6,146,750 Trust Units (including the full exercise of the underwriters’ option to purchase 801,750 additional Trust Units) at a price of $23.40 per Trust Unit. After the over-allotment option to purchase an additional 30,000 debentures was exercised on February 8, 2007, the total net proceeds of from the issue were $357.4 million.

24.   Comparatives

Certain comparative figures have been reclassified to conform to the current period’s presentation.